Filed by Alvotech Lux Holdings S.A.S. (Commission File No. 333-261773)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Oaktree Acquisition Corp. II

JAMP and Alvotech Announce Canadian Approval of SIMLANDI™,

a High-Concentration Biosimilar to Humira®, Providing Access

to Previously Unavailable Versions in Canada

Health Canada rules that 40 mg/0.4 mL and 80 mg/0.8 mL presentations of SIMLANDI™ are not subject to the statutory stay, clearing the way for the launch in the Canadian market

High-concentration formulations, previously unavailable in Canada, reflect over 80% of use in the US Market

SIMLANDI is the first biosimilar candidate to be approved under the Alvotech/JAMP collaboration

REYKJAVIK, ICELAND & BOUCHERVILLE, QC (January 10, 2022) – Alvotech Holdings S.A. (“Alvotech”), a global biopharmaceutical company focused solely on the development and manufacture of biosimilar medicines for patients worldwide, and JAMP Pharma Group (“JAMP Pharma”), a Canadian owned pharmaceutical company headquartered in the Montreal area, announced today that Health Canada has granted marketing authorization to JAMP Pharma for a high-concentration biosimilar to Humira® (adalimumab), developed by Alvotech. The biosimilar medicine, AVT02 (100 mg/mL adalimumab, in 40 mg/0.4 mL and 80 mg/0.8 mL presentations), will be marketed as SIMLANDI in Canada through an exclusive commercialization agreement with JAMP Pharma.

Health Canada also informed JAMP Pharma that the 40 mg/0.4 mL and 80 mg/0.8 mL presentations of SIMLANDI are not subject to the 24-month statutory stay pursuant to the Patented Medicines (Notice of Compliance) Regulations because AbbVie Corporation, the marketer of Humira, elected to not market the equivalent high-concentration versions to Canadian patients. JAMP has accordingly been issued notices of compliance for these presentations of SIMLANDI and can launch them in Canada.

“We are extremely proud to be the first Canadian company to offer this value-added option at a considerably lower cost than Humira,” said Louis Pilon, CEO of JAMP Pharma Group. “SIMLANDI will give Canadians access to a high-concentration, citrate-free form of adalimumab, which is widely used across both Europe and the U.S.”

“We will also offer a unique 80 mg/0.8 mL dose to Canadian patients that will reduce the number of starting injections by 50% for the patients that require it,” said Bruno Mäder, President & Chief Operating Officer of JAMP Pharma Group.

“The combination of Alvotech’s biosimilar development and manufacturing capabilities and JAMP’s market expertise strongly positions the two companies to help Canadian patients,” said Robert Wessman, Founder and Chairman of Alvotech.

Mark Levick, CEO of Alvotech, added “We are delighted by the approval from Health Canada, which highlights Alvotech’s global approach to biosimilars, and look forward to continued collaboration with JAMP.”

SIMLANDI is a high-concentration, citrate-free biosimilar to Humira, which is used to treat a range of certain inflammatory conditions. Adalimumab inhibits tumor necrosis factor, which is a protein in the body that can cause inflammation. Humira recorded global sales of about USD $20 billion in 2020, making it the highest grossing medicine in the world, and the highest selling medication in Canada with over USD $700 million in sales, according to IQVIA.

On December 7, 2021, Alvotech and Oaktree Acquisition Corp. II (NYSE: OACB.U, OACB, OACB WS), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P., announced they had entered into a definitive business combination agreement. Upon completion of the transaction, the combined company’s securities are expected to be traded on NASDAQ under the symbol “ALVO.”

In January 2020, JAMP Pharma Group signed an exclusive agreement with Alvotech to collaborate on a broad portfolio of biosimilars. The strategic partnership with JAMP extends Alvotech’s fully integrated value chain from cell line development to commercial manufacturing. JAMP Pharma Group’s existing commercial infrastructure and expertise will allow Canadian patients to benefit from safe and effective biosimilars as well as the JAMP Care™ patient support program, while providing significant cost savings to the healthcare system.

About JAMP Pharma Group

The JAMP Pharma Group is a Canadian owned and based company headquartered in the Montreal area. It was founded in British Columbia more than 30 years ago and is present in all segments of the pharmaceutical market. The JAMP Pharma Group has a portfolio of almost 300 pharmaceutical products as well as more than 160 over-the-counter medicines, vitamins, and supplements in its Wampole™ and Laboratoire Suisse™ divisions. It also ranks amongst the country’s top companies in terms of annual prescription volume according to IQVIA1. The JAMP Pharma Group also provides a comprehensive patient support program called JAMP Care™ for all its specialty and biologic products.

[1]

Source: Pharmaceutical manufacturers with the highest reported prescription volume in Canada from 2019 to 2021, excluding private labels. Based in part on data obtained under licence from IQVIA Solutions Canada Inc. on the following information service: CompuScript, January 2019 to August 2021. All rights reserved. This statement is not necessarily that of IQVIA Solutions Canada Inc. or any of its affiliates or subsidiaries.

About Alvotech

Alvotech is a biopharmaceutical company focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains seven biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, and cancer. For more information, please visit www.alvotech.com.

About AVT02

AVT02 is a monoclonal antibody and a biosimilar to Humira (adalimumab). AVT02 is not approved outside of the EU and Canada. AVT02 dossiers are under review in multiple countries; in the US the BLA is in deferred status, pending FDA inspections. JAMP Pharma has exclusive commercialization rights to AVT02 in Canada under trade name SIMLANDI™.

Additional Information

In connection with the proposed business combination (the “Business Combination”) between Oaktree Acquisition Corp. II (“OACB”) and Alvotech Holdings S.A. (“Alvotech S.A.”), OACB and Alvotech S.A. have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of OACB and a preliminary prospectus of Alvotech Lux Holdings S.A.S., and after the Registration Statement is declared effective, OACB will mail a definitive proxy statement/prospectus related to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. OACB’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alvotech S.A., OACB and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of OACB as of a record date to be established for voting on the proposed Business Combination. Shareholders of OACB will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OACB and Alvotech S.A. and its directors and executive officers may be deemed participants in the solicitation of proxies from OACB’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OACB is contained in OACB’s annual report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended December 13, 2021), which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Alvotech Lux Holdings S.A.S and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OACB in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statement

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech S.A. For example, the Alvotech S.A.’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech S.A. and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech S.A.’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OACB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Alvotech S.A. as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Alvotech S.A. or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Alvotech S.A.’s estimates of expenses and profitability; and (12) litigation pending related to SIMLANDI™ and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended May 19, 2021) or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech S.A. presently know or that OACB and Alvotech S.A. currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech S.A. undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech

S.A. and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech S.A., OACB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

CONTACTS:

JAMP PHARMA GROUP

Media Relations

Jessica Rousseau

Coordinator

TACT

+1 (438) 396-8288

jrousseau@tactconseil.ca

ALVOTECH

Investor Relations

Stephanie Carrington

ICR Westwicke

Stephanie.Carrington@westwicke.com

(646) 277-1282

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

(646) 866-4012

Alvotech

Elisabet Hjaltadottir

Corporate Communications

Alvotech.media@alvotech.com